AOG INSTITUTIONAL DIVERSIFIED FUND

AOG INSTITUTIONAL DIVERSIFIED TENDER FUND

11911 Freedom drive, suite 730

reston, va 20190

(703) 757-8020

January 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	AOG Institutional Diversified Fund

AOG Institutional Diversified Tender Fund

Registration Statements on Form N-2/A

File Nos. 333-265783; 333-268694

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AOG Institutional Diversified Fund (the “Auction Fund”) and AOG Institutional Diversified Tender Fund (the “Tender Fund” and together with the Auction Fund, the “Funds”) hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statements and declare the Registration Statements, as then amended, effective as of 10:00 a.m., on January 12, 2023, or as soon as practicable thereafter. The Funds also request the Commission to specifically confirm such effective date and time to the Funds in writing.

If you have any questions regarding the foregoing, please contact Martin Dozier of Alston & Bird LLP, counsel to the Funds, at (404) 881-4932.

[Signature Page Follows]

Sincerely,

AOG INSTITUTIONAL DIVERSIFIED FUND

AOG INSTITUTIONAL DIVERSIFIED TENDER FUND

By:	/s/ Frederick Baerenz
Name:	Frederick Baerenz
Title:	President and Chief Executive Officer

UMB DISTRIBUTION SERVICES, LLC

By:	/s/ Scott Schulenburg
Name:	Scott Schulenburg
Title:	President

cc: Mr. Martin Dozier, Alston & Bird LLP